Brian L. Cantrell Senior Vice President and Chief Financial Officer 918.295.7673

July 23, 2008

By Facsimile and Federal Express

Mr. Chris White

Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

100F Street, N.E., Mail Stop 7010

Washington, D.C. 20549

Re:	Alliance Holdings GP, L.P.
Form 10-K for the Fiscal Year Ended December 31, 2007
Filed March 7, 2008
File No. 0-51952

Dear Mr. White:

This letter sets forth the responses of Alliance Holdings GP, L.P. (the “Partnership” or “AHGP”) to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated July 14, 2008 (the “Comment Letter”) with respect to the Partnership’s Annual Report on Form 10-K for the fiscal year ended December 31, 2007 (the “2007 Form 10-K”). For your convenience, we have repeated each comment of the Staff exactly as given in the Comment Letter and set forth below each such comment is the Partnership’s response.

Because the Partnership believes the proposed disclosure revisions do not require a financial restatement or other changes materially sufficient to require an amendment to the 2007 Form 10-K, the Partnership respectfully requests that the Staff permit the Partnership to include the following changes on a prospective basis in all subsequent filings under the Securities Exchange Act of 1934, as amended.

1717 South Boulder, Suite 400, Tulsa, Oklahoma 74119

P. O. Box 22027, Tulsa, Oklahoma 74121-2027

Fax: (918) 295-7357

Securities and Exchange Commission

July 23, 2008

Form 10-K for the year ended December 31, 2007

Financial Statements

Note 2 – Summary of Significant Accounting Policies

Basis of Presentation, page 77

COMMENT

1.	Your response to prior comment number 3 states that you did not feel it was necessary to evaluate FIN 46(R) with regard to the consolidation of ARLP as you determined that you were required to consolidate ARLP based on another consolidation model (i.e. EITF 04-5). However, prior to consolidating an entity under EITF 04-5 you should first look to FIN 46(R) to determine whether the entity is a VIE that should be evaluated for consolidation under the VIE model: we refer you to paragraph 3 of EITF 04-5. Therefore, please clarify how you evaluated ARLP under the FIN 46(R) consolidation model, including determining whether ARLP is a VIE.

RESPONSE

The following analysis supports AHGP’s determination that ARLP is not a variable interest entity (“VIE”) under FIN 46(R) and application of EITF 04-5 is appropriate in determining if ARLP is to be consolidated into its managing general partner, Alliance Resource Management GP, LLC (the “MGP”), which is consolidated into AHGP since the MGP is a wholly owned subsidiary of AHGP.

Paragraph 5 of FIN 46(R) provides the authoritative guidance in evaluating a VIE. An entity is a VIE if the conditions in paragraphs 5.a, 5.b or 5.c exist. The following outlines our evaluation of the conditions provided for in paragraph 5:

Evaluation of Condition “5.a.”:

Step 1: Identifying the holders of equity investments in ARLP as defined by GAAP

15,544,169	LP units owned by AHGP
21,006,490	LP units owned by Public
36,550,659	Total outstanding LP units of ARLP representing 98% interest in ARLP

1.98%	GP interest in ARLP held by MGP, a subsidiary of AHGP
0.02%	GP interest in ARLP held by SGP

Step 2: Is the total equity investment at risk insufficient to permit the entity to finance its activities without additional subordinated financial support provided by any parties, including equity holders for FIN 46(R) purposes?

All of the above outlined holders of equity in ARLP participate in the profits and losses of ARLP. Additionally, the total equity at risk is sufficient to permit ARLP to finance its activities without additional subordinated financial support provided by any parties, including equity holders. On a book basis the total equity at risk at the date of determination (May 15, 2006, the date of AHGP’s initial public offering) using ARLP’s balance sheet as of March 31, 2006 was 33% which far

Securities and Exchange Commission

July 23, 2008

exceeded the 10% threshold prescribed within paragraph 9 of FIN 46(R). We do not consider a higher threshold as relevant after consideration of the factors discussed in paragraph 10 of FIN 46(R) since ARLP does not participate in high- risk activities or hold high- risk assets. This conclusion is supported from a qualitative standpoint as well since ARLP has demonstrated that it is self supportive based upon its history and recent ability to obtain non-recourse, investment grade financing from an unrelated party, without additional subordinated financial support.

Evaluation of Condition “5.b.(1)”:

We have a substantial limited partner interest of approximately 42.5% of the outstanding limited partner units of ARLP. Accordingly, we believe based upon the views shared by a member of the SEC staff at the 2006 AICPA National Conference on Current SEC and PCAOB Developments, it is appropriate to consider both the managing general partner and limited partner interests as a group. Thus, this group would not lack the characteristic described in paragraph 5(b) (1) because they collectively have the ability to make decisions about ARLP’s activities.

AHGP Evaluation of Condition “5.b.(2)”:

As a group, the GP and LPs participate in the losses of ARLP and are not protected or guaranteed a return under the terms of the ARLP partnership agreement.

AHGP Evaluation of Condition “5.b.(3)”:

As a group, the GP and LPs participate in the profits of ARLP and their return is not capped under the terms of the partnership agreement.

AHGP Evaluation of Condition “5.c.”:

Based upon review of Article XIII, Section 13.12 of ARLP’s partnership agreement, there are no provisions for voting rights that are disproportional to the equity holders economic interest.

COMMENT

2.	We note your response to prior comment number 3 with respect to your determination that it is appropriate to consolidate ARLP pursuant to EITF 04-5. Assuming that you are not required to consolidate the entity pursuant to a FIN 46(R) model, please provide a more detailed analysis of EITF 04-5 supporting your conclusion that consolidation of ARLP is appropriate. As part of your response, tell us whether the limited partners have the substantive ability to dissolve (liquidate) the partnership or have substantive participating rights.

RESPONSE

EITF 04-5 presumes that the general partner in a limited partnership controls the limited partnership regardless of the extent of the general partners’ level of ownership in the limited partnership unless the limited partners have either (1) the substantive ability, either by a single limited partner or simple majority (or less) vote, to dissolve the limited partnership or otherwise remove the general partner without cause (collectively referred to as “kick-out rights”) or (2) substantive participating rights that would provide the limited partners with the ability to

Securities and Exchange Commission

July 23, 2008

effectively participate in significant decisions made in the ordinary course of business (e.g., operating and capital decisions, budgets, etc.).

In our case, the limited partners of ARLP do not have kick-out rights. Specifically, the limited partners lack the substantive ability to dissolve ARLP and they cannot remove our subsidiary, the MGP, as the managing general partner of ARLP without cause by a simple majority vote. The managing general partner of ARLP may only be removed if such removal is approved by unitholders holding at least 66 2/3% of the outstanding limited partner units, including the limited partner units held by the managing general partner and its affiliates. As the parent of the MGP, we own a sufficient number of ARLP limited partner units to block any attempt to remove our subsidiary, the MGP, as managing general partner of ARLP. The limited partners of ARLP do not possess substantive participating rights with respect to ARLP operations because the limited partners have no management power over the business and affairs of ARLP and the managing general partner has the full power and authority to do all things and on such terms as it, in its sole discretion, may deem necessary or appropriate to conduct the business of ARLP. Consequently, the MGP controls the ARLP Partnership under the guidance of EITF No. 04-5. Since we wholly own the MGP, we include ARLP and its subsidiaries in our consolidated financial statements.

In our second quarter 2008 Form 10-Q to be filed no later than August 11, 2008, we will modify Note 6. Non-Controlling Interest in Consolidated Partnership disclosure to clarify that our ownership of MGP gives us control of ARLP since the limited partner interests of ARLP: (i) do not have the substantive ability to dissolve ARLP, (ii) can remove MGP as ARLP’s managing general partner only with a supermajority vote of ARLP’s common units and we own a sufficient number of ARLP units to block any attempt to remove our subsidiary, MGP, as managing general partner of ARLP, and (iii) the limited partners of ARLP do not possess substantive participating rights in ARLP’s operations. Therefore our consolidated balance sheets reflect the assets and liabilities from the consolidated balance sheets of ARLP, with any ownership of ARLP by third-party investors and a non-controlling affiliate investor shown as Non-Controlling Interest in our condensed consolidated balance sheets. We propose to do the same in future filings.

COMMENT

3.	With regard to the issue of common control, it appears you are telling us that Mr. Craft controls you, not that Mr. Craft has additional ownership or control in ARLP beyond your ownership and control. As such, please clarify how Mr. Craft’s interests impacts your analysis of common control under EITF 02-5. Please provide your complete analysis of the situations in EITF 02-5 and how they directly apply to you.

RESPONSE

The transfer of assets at the date of our initial public offering (“IPO”) in May, 2006 was among entities under common control due to the following factors:

1) Prior to our IPO, Alliance Management Holdings, LLC (“AMH”) and AMH II, LLC (“AMH II”) owned 25.9% and 74.1%, respectively, of the members’ ownership interest of MGP. AMH II controlled the MGP due to its 74.1% ownership of the MGP and sole voting rights. Mr. Craft was the majority member of AMH II, through his 57.3% ownership and was also its sole director.

Additionally, prior to our IPO, Alliance Resource GP, LLC (“SGP”) owned approximately 15 million ARLP common units that represented approximately 43% of the outstanding ARLP

Securities and Exchange Commission

July 23, 2008

common units. Mr. Craft beneficially owned these ARLP common units since he controlled the SGP’s indirect parent, Alliance Resource Holdings II, Inc. (“ARH II”), of which he was the sole director and majority member through his 57.3% ownership.

Therefore, prior to our IPO, Mr. Craft controlled the MGP, which in turn controlled ARLP as its managing general partner since the MGP could not be removed except upon the vote of at least 66 2/3% of the outstanding units of ARLP and approximately 43% of the outstanding limited partner units of ARLP were under the control of Mr. Craft,. We have demonstrated above in our response to Comment #2 that under EITF 04-5 the limited partners of ARLP do not have the substantive kick-out or have substantive participating rights.

2) As disclosed in Note 1 to the AHGP Form 10-K, Item 8, upon completing the our IPO, AMH and AMH II contributed to AHGP their 100% members’ interest in the MGP, which included ARLP’s incentive distribution rights, and the SGP contributed its 15 million common units of ARLP to AHGP in exchange for approximately 20.6 million AHGP common units. Consequently, AHGP wholly owns and controls the MGP. As consideration for this contribution, AHGP distributed substantially all of the proceeds from its IPO to AMH and AMH II and issued 6.8 million, 19.8 million and 20.6 million of AHGP’s total 59.9 million common units to AMH, AMH II and SGP, respectively.

Mr. Craft controls AHGP through his beneficial ownership of approximately 80% of AHGP’s outstanding common units, which includes the 20.6 million of AHGP common units issued to the SGP, an affiliated entity that Mr. Craft continues to control. Item 12. of AHGP’s 2007 Form 10-K describes the remainder of Mr. Craft’s approximate 80% beneficial ownership. Therefore, upon consummation of the AHGP IPO, Mr. Craft continued to control ARLP since AHGP owns and controls the MGP, which in turn controls ARLP as demonstrated above in our response to Comment #2 under EITF 04-5,

Based on the foregoing evaluation and discussion, we affirm that the transfer of assets described above for our IPO was between entities under common control as disclosed in Note 1 to the AHGP Form 10-K, Item 8.

CLOSING COMMENTS

In connection with these responses, the Partnership acknowledges that:

•	the Partnership is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Partnership may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission

July 23, 2008

If you have any questions or wish to discuss, please do not hesitate to contact me at 918-295-7673, or our legal counsel, David P. Oelman of Vinson & Elkins L.L.P., at 713-758-3708.

Sincerely,

/s/ Brian L. Cantrell
Brian L. Cantrell
Senior Vice President and Chief Financial Officer

cc: David P. Oelman, Vinson & Elkins L.L.P.